DD
9/23/13

[redacted]

SEC
Mail Processing
Section

SEC

13025818

MAR 4 2013
Washington DC
402

| OMB APPROVAL | |
|---|---|
| Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68329 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 S. LaSalle Street, Suite 650
(No. and Street)

| Chicago | IL | 60604-1438 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Liccar (312) 922-6601
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

| 517 Route 1 South, Suite 4103 | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD
9/24/13

## OATH OR AFFIRMATION

I, Michael J. Liccar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liccar Securities & Custodial Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA RICCIARELLI
Notary Public - State of Illinois
My Commission Expires Apr 21, 2015

Signature

Managing Member
Title

Notary Public 26Feb13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION
## PURSUANT TO RULE 17a-5 OF THE
## SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

# LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

## CONTENTS


| | |
|---|---|
| **Independent Auditors' Report** | 1-2 |
| **Financial Statements** | |
| Statement of Financial Condition | 3 |
| Statement of Operations | 4 |
| Statement of Changes in Members' Equity | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7-8 |
| **Supplementary Information** | |
| Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 9 |
| Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 10 |
| Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 11 |

DB

**DEMETRIUS BERKOWER LLC**
**Certified Public Accountants and Advisors**

# INDEPENDENT AUDITORS' REPORT

To the Members of
**Liccar Securities & Custodial Services, LLC**

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of **Liccar Securities & Custodial Services, LLC** (the "Company"), as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Liccar Securities & Custodial Services, LLC** as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

**A PCAOB REGISTERED FIRM**

New Jersey • California • Cayman Islands

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in supplementary schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Demetrius Berkower LLC

Iselin, New Jersey
February 26, 2013

# LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2012 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 372,738 |
| Cash segregated under federal regulations | 2,504 |
| Prepaid expenses | 1,338 |
| Total assets | $ 376,580 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Members' equity | $ 376,580 |
| Total liabilities and members' equity | $ 376,580 |

See accompanying notes to financial statements.

## LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

### STATEMENT OF OPERATIONS

| | Year Ended December 31, 2012 |
|---|---|
| **Revenues** | |
| Custodial fee income | $ 100,060 |
| Interest income | 366 |
| Total revenues | 100,426 |
| **Expenses** | |
| Office service fees | 72,000 |
| Professional fees | 14,495 |
| Regulatory fees | 2,752 |
| Other expenses | 9,239 |
| Total expenses | 98,486 |
| **Net income** | $ 1,940 |

See accompanying notes to financial statements.

# LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | Year Ended December 31, 2012 |
|---|---|
| **Member's equity,** beginning of year | $ 374,640 |
| **Net income** | 1,940 |
| **Members' equity,** end of year | $ 376,580 |

See accompanying notes to financial statements.

## LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

### STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2012 |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 1,940 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets: | |
| Cash segregated under federal regulations | (1) |
| Prepaid expenses | 615 |
| **Net cash provided by operating activities** | 2,554 |
| **Net change in cash and cash equivalents** | 2,554 |
| **Cash and cash equivalents,** beginning of year | 370,184 |
| **Cash and cash equivalents,** end of year | $ 372,738 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Liccar Securities & Custodial Services, LLC (the "Company") was formed under the laws of the State of Illinois on May 13, 2009. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 18, 2010. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA.

The Company provides custodian services and processing of mutual fund shares and private placements of securities to select institutions and/or networks.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

The Company considers its investment in a money market account to be cash equivalents.

*Revenue Recognition*

Revenues are recognized when the Company's services are complete, revenues are earned, and collection is determined as reasonably assured.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits.

*Income Taxes*

The Company files its tax return as a partnership, consequently net income or loss, in general, is apportioned to the members and reported in their personal income tax returns. The Company files its income tax returns in the U.S. federal and Illinois state jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Income Taxes (Continued)*

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company does not expect that it's assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2012.

## 2. Related-Party Transactions

The Company is a party to an Office Services Agreement with Michael J. Liccar & Co., LLC ("Related Party"). Under the terms of this agreement, the Related Party pays all rent in addition to certain other expenses including personnel, telephone, and office expenses. Such expenses totaled $72,000 for the year ended December 31, 2012, and consisted of $58,500 for compensation expenses, $13,200 for occupancy expenses, and $300 for miscellaneous office expenses, which is included in office service fees in the accompanying statement of operations.

## 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $250,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company had net capital of $375,242, which was $125,242, in excess of its required net capital of $250,000. The Company had no aggregate indebtedness as of December 31, 2012.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers (Rule 15c3-3). At December 31, 2012, the Company had segregated cash of $2,504 under Rule 15c3-3.

# LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2012 |
|---|---|
| **Total members' equity** | $ 376,580 |
| **Deductions** | |
| Non-allowable assets: | |
| Prepaid expenses | 1,338 |
| **Net capital** | $ 375,242 |
| **Aggregate indebtedness** | $ - |
| **Computation of net capital requirement** | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $250,000 minimum dollar net capital) | $ 250,000 |
| **Excess net capital** | $ 125,242 |
| **Percentage of aggregate indebtedness to net capital** | 0% |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2012.

# LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2012 |
|---|---|
| **Credit balances** | |
| Free credit | $ - |
| Monies borrowed collateralized by customer securities | - |
| Customers' securities failed to receive | - |
| Total credit items | - |
| **Debit balances** | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3 | - |
| Total aggregate debit items | - |
| Excess of total credits over total debits | $ - |
| **Reserve computation** | |
| Amount held on deposit in "Reserve Bank Account" | $ 2,504 |
| Excess amount in reserve account | $ 2,504 |

# LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

## SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

**December 31, 2012**

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

**LICCAR SECURITIES & CUSTODIAL SERVICES, LLC**

**SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)**

**DECEMBER 31, 2012**

DB

**DEMETRIUS BERKOWER LLC**
**Certified Public Accountants and Advisors**

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
**Liccar Securities & Custodial Services, LLC**

In planning and performing our audit of the financial statements of **Liccar Securities & Custodial Services, LLC** (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

**A PCAOB REGISTERED FIRM**

New Jersey • California • Cayman Islands

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Iselin, New Jersey
February 26, 2013